UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the transition period from             to
Commission File No. 1-9183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Harley-Davidson Retirement Savings Plan for Salaried Employees
Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees
Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

REQUIRED INFORMATION

1.	Not applicable.
2.	Not applicable.
3.	Not applicable.
4.	The Harley-Davidson Retirement Savings Plans (the Plans) are subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto are copies of the most recent financial statements and schedule of the Plans prepared in accordance with the financial reporting requirements of ERISA.
Exhibits
23	Consent of Independent Registered Public Accounting Firm

Harley-Davidson Retirement Savings Plans
Financial Statements and Supplemental Schedule
Years Ended December 31, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and the Plan Administrator
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Harley-Davidson Retirement Savings Plan for Salaried Employees, Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees, and Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (collectively, the “Harley-Davidson Retirement Savings Plans” or the “Plans”) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Harley-Davidson Retirement Savings Plans at December 31, 2021, and 2020, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plans are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The information in the supplemental schedule is the responsibility of the Plans’ management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP

We have served as the auditor of the Harley-Davidson Retirement Savings Plan for Salaried Employees since at least 1994, but we are unable to determine the specific year.
We have served as the auditor of the Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees since at least 1994, but we are unable to determine the specific year.
We have served as the auditor of the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees since at least 2002, but we are unable to determine the specific year.
Milwaukee, Wisconsin
June 21, 2022

Harley-Davidson Retirement Savings Plans
Statements of Net Assets Available for Benefits
December 31, 2021

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Assets
Investment in Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$926,333,831	$203,151,292	$103,485,931
Receivables:
Notes receivable from participants	3,531,963	1,950,728	1,043,669
Company contribution receivable	6,571,025	373,375	507,320
	10,102,988	2,324,103	1,550,989
Net assets available for benefits	$936,436,819	$205,475,395	$105,036,920
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans
Statements of Net Assets Available for Benefits
December 31, 2020

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Assets
Investment in Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$850,221,472	$188,912,433	$96,031,089
Receivables:
Notes receivable from participants	4,277,840	2,025,451	1,154,325
Company contribution receivable	6,518,747	86,861	67,243
	10,796,587	2,112,312	1,221,568
Net assets available for benefits	$861,018,059	$191,024,745	$97,252,657
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2021

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Additions:
Income:
Investment income of Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$121,990,412	$22,625,301	$11,918,151
Interest on notes receivable from participants	231,551	125,080	64,693
	122,221,963	22,750,381	11,982,844
Contributions:
Participant	27,351,024	6,904,433	4,189,697
Participant rollovers	5,999,125	685,637	714,545
Company	17,024,301	2,238,239	1,897,547
	50,374,450	9,828,309	6,801,789
	172,596,413	32,578,690	18,784,633
Deductions:
Benefit payments and withdrawals	97,174,956	17,724,908	10,875,121
Administrative expenses	377,133	79,601	74,344
	97,552,089	17,804,509	10,949,465
Net increase prior to transfers	75,044,324	14,774,181	7,835,168
Transfers from (to) other Plans	374,436	(323,531)	(50,905)
Net increase	75,418,760	14,450,650	7,784,263
Net assets available for benefits at beginning of year	861,018,059	191,024,745	97,252,657
Net assets available for benefits at end of year	$936,436,819	$205,475,395	$105,036,920
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2020

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Additions:
Income:
Investment income of Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$113,739,835	$23,750,230	$12,486,281
Interest on notes receivable from participants	249,782	118,114	55,850
	113,989,617	23,868,344	12,542,131
Contributions:
Participant	28,688,104	4,991,132	2,741,959
Participant rollovers	2,297,063	29,435	—
Company	17,535,364	1,377,378	958,486
	48,520,531	6,397,945	3,700,445
	162,510,148	30,266,289	16,242,576
Deductions:
Benefit payments and withdrawals	95,851,358	18,017,039	10,977,315
Administrative expenses	401,047	95,759	87,629
	96,252,405	18,112,798	11,064,944
Net increase prior to transfers	66,257,743	12,153,491	5,177,632
Transfers from other Plans	6,621,996	745,202	6,966
Net increase	72,879,739	12,898,693	5,184,598
Net assets available for benefits at beginning of year	788,138,320	178,126,052	92,068,059
Net assets available for benefits at end of year	$861,018,059	$191,024,745	$97,252,657
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans
Notes to Financial Statements
1. Description of Plans
The accompanying financial statements include the employee retirement savings plans of Harley-Davidson, Inc. and its subsidiaries (collectively, the Company) that participate in the Harley-Davidson Retirement Savings Plan Master Trust (the Master Trust).
The following description of the Harley-Davidson Retirement Savings Plan for Salaried Employees, the Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees, and the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (each a Plan, and collectively, the Harley-Davidson Retirement Savings Plans, or the Plans) provides only general information. Participants should refer to the applicable Plan document for a more complete description of each Plan’s provisions. The Plans are subject to and comply with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Retirement Plans Committee is responsible for oversight of the Plans and determines the appropriateness of the Plans’ investment offerings and monitors investment performance.
The purpose of the Plans is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. The Plans provide for both participant contributions and Company contributions to be held in a trust by an independent trustee for the benefit of participating employees. All Plan investments are held in the Master Trust. The trustee is Fidelity Management Trust Company. Fidelity Workplace Services LLC is the record-keeper for the Plans. Harley-Davidson Motor Company Group, LLC is the plan sponsor for the Plans.
General
Harley-Davidson Retirement Savings Plan for Salaried Employees
The Harley-Davidson Retirement Savings Plan for Salaried Employees (SSP) is a defined contribution plan that covers salaried employees of Harley-Davidson, Inc.; Harley-Davidson Motor Company Group, LLC; Harley-Davidson Motor Company, Inc.; Harley-Davidson Motor Company Operations, Inc.; H-D U.S.A., LLC; Harley-Davidson Dealer Systems, Inc.; Harley-Davidson Financial Services, Inc.; StaCyc, Inc. meeting minimum eligibility requirements. Certain participant balances in the SSP are for terminated and former employees with residual balances that were transferred from terminated plans formerly sponsored by Harley-Davidson Motor Company Group, LLC.
Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees
The Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (WHSP) is a defined contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. Milwaukee area and Tomahawk plants, subject to a collective bargaining agreement and meeting minimum eligibility requirements.
Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees
The Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (YSP) is a defined contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. York plant, subject to a collective bargaining agreement and meeting minimum eligibility requirements.
Contributions
Participants may defer a portion of their compensation on a pre-tax basis through contributions to the Plans. The Plans also allow participants to make after-tax basis Roth contributions and in-plan Roth conversions. The maximum amount that participants may defer and contribute to the Plans is determined from time to time by the plan sponsor and is subject to limitations under the Internal Revenue Code (the Code). Rollover contributions to the Plans are permitted under certain circumstances, as defined in the applicable Plan’s documents. Participants who attain age 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to Internal Revenue Service (IRS) limits. Employees are automatically enrolled in the applicable Plan unless they affirmatively opt out.

Harley-Davidson Retirement Savings Plan for Salaried Employees
The SSP allows for Company matching contributions. Depending on the participant’s date of hire and/or employment location, the matching contributions are in the form of cash and range up to $0.50 or $0.75 per dollar of participant contributions. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation and are allocated and invested in accordance with the participants’ investment election, or absent an investment election, in an age-appropriate target date or other default fund. Participants who do not participate in the Harley-Davidson Retirement Plan (qualified pension plan) during the same period, receive an employer retirement cash contribution of 2% or 4% of their eligible pay, depending on the participant’s date of hire and/or employment location. The employer retirement cash contribution is made regardless of the employee’s contribution in the SSP or Company performance.
Upon termination of employment, the non-vested portion of the participant’s account, as defined by the SSP, represents a forfeiture. As of December 31, 2021 and 2020, forfeited non-vested accounts totaled $1,000,982 and $654,671, respectively. Total employer retirement cash contributions to the SSP for the years ended December 31, 2021 and 2020, of $7,188,917 and $7,179,956, respectively, were reduced by forfeited non-vested accounts of $1,014,402 and $1,015,000, respectively.
Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees
The WHSP allows for Company matching contributions in the form of cash up to $0.50 per dollar of participant contributions for the years ended December 31, 2021 and 2020. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation. Participants who do not participate in the Harley-Davidson Retirement Plan (qualified pension plan) receive an employer retirement cash contribution of 2% of eligible pay which is made regardless of the employee’s contribution to the WHSP or Company performance.
Upon termination of employment, the non-vested portion of the participant’s account, as defined by the WHSP, represents a forfeiture. As of December 31, 2021 and 2020, forfeited non-vested accounts totaled $22,694 and $6,658, respectively. Total employer retirement cash contributions to the WHSP for the years ended December 31, 2021 and 2020 of $353,454 and $76,257 were reduced by forfeited non-vested accounts of $22,000 and $18,000, respectively.
Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees
The YSP allows for Company matching contributions in cash up to $0.50 per dollar of participant contributions. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation and are allocated and invested in accordance with the participants’ investment election, or absent an investment election, in an age-appropriate target date or other default fund. Participants who do not participate in the Harley-Davidson Retirement Plan (qualified pension plan), receive an employer retirement cash contribution of 2% of eligible pay which is made regardless of the employee’s contribution to the YSP or Company performance.
Upon termination of employment, the non-vested portion of the participant’s account, as defined by the YSP, represents a forfeiture. As of December 31, 2021 and 2020, forfeited non-vested accounts totaled $135,752 and $135,694, respectively. Total employer retirement cash contributions to the YSP for the years ended December 31, 2021 and 2020, of $622,558 and $248,240 were reduced by forfeited non-vested accounts of $150,000 and $200,000, respectively.
Participants’ Accounts
Separate accounts are maintained for each participant. The account balances are adjusted on a daily basis for participants’ contributions, Company contributions, rollover contributions, net investment income (losses), loan fees and other administrative expenses, and distributions of participants’ benefits or withdrawals. Participants have the option of investing their contributions in one or any combination of the available investment funds, which includes a self-directed brokerage account feature. The Plans are intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provide that participants may choose to direct their contributions and/or all or part of their account balances among any of their respective Plan’s investment alternatives daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in 100% of their contributions and earnings thereon. Participants vest 100% in Company contributions after completing three years of vesting service, with at least 1,000 hours of service in each year. Participants are 100% vested in their proportionate share of any dividends received by the Plans on the shares of Harley-Davidson, Inc. common stock held by the Plans in the Harley-Davidson, Inc. Common Stock Fund.
Participants who terminate due to death, disability, or retirement immediately become 100% vested in their entire account.
Payments of Benefits and Withdrawals
For payments made upon retirement, death, disability, or termination of employment, the balance in a participant’s account is paid to the participant or beneficiary in a lump sum, periodic payments (in certain instances), or other form of payment as allowed under the Plans.
Participants may not withdraw (prior to retirement, death, disability, or termination of employment) any portion of their account pertaining to contributions made under provisions of Section 401(k) of the Code, except for financial hardships, as defined in the Code, or after the participant attains age 59 1/2 or becomes disabled, as defined by the Social Security Administration. The permissible in-service withdrawals are from participant contributions.
Participant Employee Stock Ownership Plan Dividend Election Rights
The portion of the Plans that are at any time invested in Harley-Davidson, Inc. common stock held in the Harley-Davidson, Inc. Common Stock Fund shall be considered an employee stock ownership plan under Section 4975(e)(7) of the Code. Each participant or beneficiary may elect to have their proportionate share of the Harley-Davidson, Inc. common stock dividends paid to them as cash or reinvested in the Harley-Davidson, Inc. Common Stock Fund.
Notes Receivable from Participants
Participants may borrow up to 50% of their vested account balances, not to exceed $50,000. A borrower may request a loan only if the borrower’s vested Plan account balance is at least $2,000, and the minimum loan amount shall be $1,000. Loans are not permitted from Company matching contributions or employer retirement contributions regardless of vesting status. Loans bear interest at a rate commensurate with that charged by commercial lenders for similar loans. The term of the loan cannot exceed five years (ten years in the case of a home purchase).
Administrative Expenses
Most administrative expenses are paid by the Plans unless otherwise paid by the Company. Loan application and service fees are paid directly by participants. Expenses paid by the Company are excluded from these financial statements. Investment related expenses are included in the net appreciation (depreciation) of fair value of investments.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plans to terminate the Plans subject to the provisions of ERISA, and for the WHSP and YSP, the applicable collective bargaining agreements. In the event of plan termination, participants will become fully vested in their accounts.

CARES Act
On March 27, 2020, the Coronavirus Aid Relief and Economic Security Act (CARES Act) was signed in law. This aid package was designed to help the economy from the effects of the coronavirus pandemic. Several of the provisions of CARES Act affected employee benefit plans. The provisions of the CARES Act were optional. During 2020, the Plan opted into the following provisions of the CARES Act:
•Hardship distributions - Qualified plan participants were permitted to take a coronavirus pandemic-related distribution of up to $100,000 from the Plan without a 10% early withdrawal penalty. Eligible distributions were permitted to be taken up until December 31, 2020. Distributions may be repaid within three years or a participant may elect these distributions to be included in taxable income on a pro rata basis over three years.
•Participant loans - Participants were permitted to borrow up to $100,000 during 2020 (an increase from $50,000 previously permitted). The CARES Act allowed new or existing loan repayments which were scheduled to occur between March 27, 2020 and December 31, 2020 to be delayed until 2021 by re-amortizing and extending the loan maturity date.
•Required minimum distributions (RMDs) - A temporary waiver of required minimum distributions rules permitted participants to suspend their RMDs for 2020 for participants that turned 70 ½ in 2019 and 72 in 2020.
2. Summary of Significant Accounting Policies
Basis of Accounting and Use of Estimates
The accompanying financial statements of the Plans have been prepared on the accrual basis of accounting.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
All investment assets held by the Master Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 4 for further discussion and disclosures related to fair value measurement. The Master Trust is an arrangement that provides for the collective investment of the assets of the Plans (see Note 3).
Purchases and sales of specific Master Trust investments are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments, the plan sponsor will deem the participant loan to be a distribution in accordance with applicable legal requirements, and the participant’s account balance will be reduced at the earliest permitted date.
Payment of Benefits
Benefits are recorded when paid.

3. Master Trust
The purpose of the Master Trust is the collective investment of assets of the participating Plans. Each participating Plan’s interest in the Master Trust is based on account balances of the participants and their elected investment options. The Master Trust assets are allocated among the participating Plans by assigning to each Plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all Plans, in proportion to the fair value of the assets assigned to each Plan, income, losses, and expenses resulting from the collective investment of the assets of the Master Trust.
Investment income, losses, and administrative expenses related to the Master Trust are allocated to the individual participating Plans daily based on each participant’s account balance within each investment fund option.
A summary of the Master Trust’s net assets and the Plans' interest in the Master Trust balances as of December 31, 2021 and 2020, is as follows:

	2021
	Harley-Davidson SSP (Plan No. 002)	Harley-Davidson WHSP (Plan No. 005)	Harley-Davidson YSP (Plan No. 008)	Total Master Trust Balances
Investments at fair value:
Common collective trust funds	$726,403,874	$147,360,638	$78,394,953	$952,159,465
Mutual funds	67,044,441	10,894,994	5,151,714	83,091,149
Brokerage accounts	48,888,938	18,891,509	6,724,280	74,504,727
Money market fund	35,339,394	13,830,201	4,843,788	54,013,383
Harley-Davidson, Inc. Common Stock Fund	48,657,184	12,173,950	8,371,196	69,202,330
Investment in Harley-Davidson Retirement Savings Master Trust	$926,333,831	$203,151,292	$103,485,931	$1,232,971,054

	2020
	Harley-Davidson SSP (Plan No. 002)	Harley-Davidson WHSP (Plan No. 005)	Harley-Davidson YSP (Plan No. 008)	Total Master Trust Balances
Investments at fair value:
Common collective trust funds	$608,737,428	$125,865,834	$67,545,435	$802,148,697
Mutual funds	107,712,989	16,142,971	7,437,681	131,293,641
Brokerage accounts	39,836,502	17,161,025	5,596,845	62,594,372
Money market fund	42,571,030	18,094,641	7,324,317	67,989,988
Harley-Davidson, Inc. Common Stock Fund	51,363,523	11,647,962	8,126,811	71,138,296
Investment in Harley-Davidson Retirement Savings Master Trust	$850,221,472	$188,912,433	$96,031,089	$1,135,164,994

Investment income and losses have been allocated among the Plans based on the respective participants’ interest, adjusted for other income and losses. Investment income generated by the investments of the Master Trust for the years ended December 31, 2021 and 2020, was as follows:

	2021	2020
Interest and dividend income	$7,364,495	$3,853,852
Net appreciation in fair value of investments	149,169,369	146,138,522
Investment income of the Master Trust	156,533,864	149,992,374
The net assets of the Harley-Davidson, Inc. Common Stock Fund consisted of the following as of December 31, 2021 and 2020:

	2021	2020
Harley-Davidson, Inc. common stock	$68,558,638	$70,598,762
Money market fund	671,728	584,759
Other payable	(28,036)	(45,225)
Net assets of the Harley-Davidson, Inc. Common Stock Fund	$69,202,330	$71,138,296
4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•Quoted prices for similar assets and liabilities in active markets
•Quoted prices for identical or similar assets or liabilities in markets that are not active
•Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for assets or liabilities (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumption about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measure in its entirety.
The following is a description of the valuation techniques and inputs used for each general type of investment as of December 31, 2021 and 2020, for the Master Trust’s assets measured at fair value:
Common collective trust funds – Valued at the net asset value (NAV) of units of a collective trust, which is the basis for current transactions and readily available to current investors.
Mutual funds – Valued at quoted market prices, which represent the NAV of shares held at year-end.
Brokerage accounts – These are participant self-directed investments which consist primarily of common stock, mutual funds, and money market funds. The valuation techniques and inputs for each of these investments are described below.
Money market funds – Valued at cost, which approximates the fair value of the NAV of shares held at year-end.

Harley-Davidson, Inc. Common Stock Fund – The fund is tracked on a unitized basis. The fund consists of Harley-Davidson, Inc. common stock and funds held in a money market fund sufficient to meet the fund’s daily cash needs and other miscellaneous assets and liabilities. Unitizing the fund allows for daily trades. The fair value of a unit is based on the combined fair value of Harley-Davidson, Inc. common stock (closing price in an active market on which the securities are traded), the NAV of the money market fund, and other miscellaneous assets and liabilities held by the fund at year-end.
Common stocks – Valued at the closing price reported on the active market on which the individual securities are traded.
The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets measured at fair value as of December 31, 2021 and 2020. There were no Master Trust assets measured at fair value within level 2 or level 3 in the fair value hierarchy as of December 31, 2021 and 2020.

	Assets at Fair Value as of December 31, 2021
	Level 1	Total
Common collective trust funds	$952,159,465	$952,159,465
Mutual funds	83,091,149	83,091,149
Brokerage accounts	74,504,727	74,504,727
Money market funds	54,013,383	54,013,383
Harley-Davidson, Inc. Common Stock Fund	69,202,330	69,202,330
	$1,232,971,054	$1,232,971,054

	Assets at Fair Value as of December 31, 2020
	Level 1	Total
Common collective trust funds	$802,148,697	$802,148,697
Mutual funds	131,293,641	131,293,641
Brokerage accounts	62,594,372	62,594,372
Money market fund	67,989,988	67,989,988
Harley-Davidson, Inc. Common Stock Fund	71,138,296	71,138,296
	$1,135,164,994	$1,135,164,994
5. Related Party and Parties-in-Interest Transactions
Certain investments are shares of common collective trust funds and money market funds managed by the trustee, and therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Fees for certain administrative expenses are generally paid by the Company. The Master Trust also holds investments in Harley-Davidson, Inc. common stock. Transactions in Harley-Davidson, Inc. common stock are party-in-interest transactions under the provisions of ERISA.
As of December 31, 2021 and 2020, the Master Trust held 1,819,014 and 1,923,672 shares, respectively, of common stock of Harley-Davidson, Inc., the sponsoring employer, with a fair value of $68,558,638 and $70,598,762, respectively. During the years ended December 31, 2021 and 2020, dividends on Harley-Davidson, Inc. common stock held in the Master Trust’s Harley-Davidson, Inc. Common Stock Fund were paid and/or credited to eligible Plan participants’ accounts in the amounts of $1,108,423 and $903,057, respectively.
6. Tax Status
The SSP has received a determination letter from the IRS dated May 11, 2017, and the YSP and WHSP have received determination letters from the IRS dated March 30, 2017, stating that each Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plans were amended and the SSP and YSP were restated. Once qualified, the Plans are required to operate in conformity with the Code to maintain their qualified status. The plan sponsor believes the SSP (except as noted below), YSP and WHSP are being operated in compliance with the applicable requirements of the Code and therefore believes the WHSP, as amended, and the SSP and YSP as amended and restated, are qualified and the related trust is tax-exempt, subject, in the case of the SSP, to the plan administrator completing the necessary steps to correct an operational error in accordance with procedures established by the Internal Revenue Service in its Employee Plans Compliance Resolution System.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plans and recognize a tax liability if the Plans have taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The plan sponsor has analyzed the tax positions taken by the Plans and has concluded that there are no uncertain positions taken or expected to be taken. The Plans are subject to routine audits by taxing jurisdictions.
7. Subsequent Event
Effective March 7, 2022, the assets and liabilities of certain participants in the SSP were transferred to another qualified plan. The transfer of participant accounts related to a planned separation of the Company's electric motorcycle division resulted in a reduction of the assets of the SSP of $14,959,316.

Harley-Davidson Retirement Savings Plans
EIN #39-1805420
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002) Various participants*	Notes receivable from participants, 4.25% to 6.50%, maturing at various dates through 2031, collateralized by applicable participants’ account balances	$3,531,963
Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005) Various participants*	Notes receivable from participants, 4.25% to 9.25%, maturing at various dates through 2030, collateralized by applicable participants’ account balances	$1,950,728
Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008) Various participants*	Notes receivable from participants, 4.25% to 9.25%, maturing at various dates through 2030, collateralized by applicable participants’ account balances	$1,043,669

*	Represents a party-in-interest.

Exhibit Index

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harley-Davidson Retirement Savings Plan for Salaried Employees

Date: June 21, 2022	By:	/s/ Mark Kornetzke

Mark Kornetzke
Administrative Committee Member

Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees

Date: June 21, 2022	By:	/s/ Mark Kornetzke

Mark Kornetzke
Administrative Committee Member

Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees

Date: June 21, 2022	By:	/s/ Mark Kornetzke

Mark Kornetzke
Administrative Committee Member